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                              May 24, 2024

       Carrie Eglinton Manner
       President and Chief Executive Officer
       Orasure Technologies, Inc.
       220 East First Street
       Bethlehem, Pennsylvania 18015

                                                        Re: Orasure
Technologies, Inc.
                                                            Form 8-K
                                                            Filed April 12,
2024
                                                            File No. 001-16537

       Dear Carrie Eglinton Manner:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed April 12, 2024

       Item 1.05 Material Cybersecurity Incidents, page 1

   1. We note the statement that you experienced a cybersecurity incident and are still investigating the
extent of any sensitive information contained within the accessed systems. Please advise
us as to why you determined to file under Item 1.05 of Form 8-K given the statement
that the incident has not had a material impact on your operations, financial systems or
financial condition, and you do not anticipate that the incident will have a material impact
on your financial condition and results of operations moving forward.
 Carrie Eglinton Manner
Orasure Technologies, Inc.
May 24, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameCarrie Eglinton Manner                  Sincerely,
Comapany NameOrasure Technologies, Inc.
                                                          Division of
Corporation Finance
May 24, 2024 Page 2                                       Office of Finance
FirstName LastName